October 20, 2008

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-7010

Attention:  Pamela A. Long

Assistant Director

Re:	AEP Industries Inc. —
Form 10-K for the Fiscal Year Ended October 31, 2007
Definitive Proxy Filed February 27, 2008
Commission File No. 0-14550

Dear Ms. Long:

We refer to your letter dated September 30, 2008 in which you provided comments (the “Comment Letter”) on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007 filed on January 14,  2008 (the “Form 10-K”) and the Company’s Definitive Proxy filed on February 27, 2008 (the “Proxy”).  This letter responds to the staff’s comments as indicated below.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

1.               In future filings identify the three suppliers who accounted for 30%, 24% and 21%, respectively, of the company’s fiscal 2007 resin supply, also describe the terms of the agreements and file the agreements as exhibits pursuant to Item 601(b) (10) (ii) of Regulation S-K.

Item 601(b)(10)(ii)(B) of Regulation S-K requires the Company to file contracts made in the ordinary course if the Company’s business is substantially dependent on such contracts, including contracts related to the purchase of a major part of the Company’s raw materials, except where immaterial in amount or significance,.  The Company’s plastic film products are primarily made from polyethylene, polypropylene and polyvinyl chloride resins, with resin costs representing 73% of the Company’s costs of sales in fiscal 2007.  As further described below, given that such raw materials are readily available, suppliers can readily be substituted, and the immaterial significance of the contracts themselves, the Company does not believe it is substantially dependent on any single supply agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  For the same reasons, the Company also believes that the identity of its suppliers is not material to an understanding of the Company’s business.  In future filings, the Company will clarify that the Company believes it can obtain such resins from other supply sources in the ordinary course of business, if necessary.

First, in spite of purchasing approximately 75% of the Company’s resin purchases in fiscal 2007 from three suppliers, the Company is not substantially dependent on such suppliers.  Given the significant effect of resin costs on the Company’s operations and financial results, the Company has elected to focus its purchases with three suppliers in order to take advantage of the volume rebates which are customary among resin suppliers and critical to the success of the Company.  In fact, the resins utilized by the Company are available from a number of domestic and foreign suppliers.  The Company currently purchases resins from eight major international resin suppliers and believes any combination of purchases from such suppliers could satisfy its ongoing resin requirements.  Further, the Company believes there are numerous other resin suppliers that it currently does not do business with that could satisfy the Company’s resin requirements on similar terms and conditions as the Company currently has with existing suppliers.

Additionally, the resin contracts generally serve to establish the basic terms and conditions between the parties, but do not bind AEP in a materially significant way.  While the contracts do contain target purchase amounts and pricing/discount parameters, these terms are eroded in all material respects with various quantity and pricing adjustment mechanisms (including most favored nation pricing and the Company’s ability to shop around for the best commercial terms with such supplier having the right of first refusal to match such terms).  Even in times of resin shortage, which last occurred in 2005 due to hurricanes, the Company’s success in obtaining its resin requirements was due to its relationships with resin suppliers, not the underlying contracts.  The availability and pricing of resin are affected by worldwide markets for petroleum and natural gas, and any shortages or price fluctuations of such resin generally affects suppliers and competitors in similar fashion.  Further, the contracts also tend to be relatively short in duration, often two years or less.

2.               Your disclosure indicates that you determine target compensation for a fiscal year (2007) in the fourth quarter of the prior fiscal year (2006).  However, if target compensation is based on a market median for peer companies, and compensation information for the peer companies is derived from their proxy statements, then it seems that you would be targeting executive compensation to be set for a particular year (2007) with reference to compensation disclosed in the most recent peer company proxy statements (for annual meetings held in 2006) that would contain compensation disclosure for an earlier year (2005).  Please clarify supplementally, with a view toward disclosure in future filings, how compensation is set with reference to the peer companies’ compensation disclosures.

In future filings, the Company will specify how compensation is set with reference to the peer companies’ compensation disclosures.  Please note that for fiscal 2007, the Compensation Committee did not engage a compensation consultant and did not formally update the peer group data provided by Mercer Human Resource Consulting with respect to fiscal 2006 compensation determinations.  By way of example, the Company’s disclosure in “CD&A—Determining Executive Compensation—Third-Party Consultants” for fiscal 2007 would be amended and supplemented as follows:

The Committee intends to retain a compensation consultant approximately every three years or as otherwise appropriate.  The Committee determined that it would not materially change the target compensation or compensation program generally for executive officers in fiscal 2007, and therefore concluded not to engage a compensation consultant in fiscal 2007.  Instead, at its meeting in the fourth quarter of fiscal 2006, the Committee determined that target annual compensation for all named executive officers would increase 3% from fiscal 2006 annual target compensation.

The Committee approved fiscal 2006 annual target compensation for named executive officers in the fourth quarter of fiscal 2005.  The Committee primarily relied upon the peer group data provided by Mercer to establish the median 2006 annual target compensation.  Such peer group study was based on compensation data included in proxy statements of peer group companies for their respective 2005 annual meeting of shareholders and therefore generally reflected 2004 compensation disclosures.

The Company anticipates similar disclosure in fiscal 2008.

3.                Please clarify supplementally, with a view toward disclosure in future filings, how you determine the target amount of various elements of compensation.  For example, we understand that the base salary increases are determined with reference to increases in a consumer price index, and that the target dollar value of performance units approximates the shortfall of the balance of the compensation package against the median target compensation of the peer group.  However, it is less clear how you determine the amount of bonus target as a percentage of base salary.

In future filings, the Company will specify how the Committee determined the amount of bonus target as a percentage of base salary.  By way of example, the Company’s disclosure in “CD&A—Elements of Compensation in Fiscal 2007 for Named Executive Officers—Annual Incentive Cash Bonus—2007 Analysis” for fiscal 2007 would be amended and supplemented as follows:

The Committee did not change the bonus targets, as a percentage of base salary, for the named executive officers in fiscal 2007.  However, the value of the target cash bonus increased by 3% due to the 3% base salary increase.  The bonus targets, as a percentage of base salary, were last revised (i) for Messrs. Barba and Feeney with respect to their fiscal 2005 compensation, and (ii) for the other named executive officers with respect to their fiscal 2006 compensation, in each case primarily based on the recommendations of Mercer with reference to its compensation analyses utilized by the Committee.  With respect to the other named executive officers referenced above, the Committee continues to believe that such persons should have the same bonus target, as a percentage of salary, because they are all Executive Vice Presidents with similar level of responsibilities in their areas of expertise.  Given the Committee’s current focus on total target annual compensation and its determination to address any gaps in compensation with grants of performance units, the Committee anticipates it will maintain the existing bonus targets, as a percentage of base salary, unless circumstances materially change at the individual or Company level.

4.                Please also clarify, if true, that the peer group median compensation amount is used to determine the target compensation amount for named executive officers, which would be payable only to the extent that target performance measures are met.  Please clarify that to the extent these measures (which apply to the cash bonus and performance units) are not met or are exceeded, executives’ total compensation packages would be below or above the peer group median.

The peer group analyses utilized by the Committee are compiled by the Committee’s consultant.  The Committee intends to retain a compensation consultant approximately every three years or as otherwise appropriate, and therefore have a new peer group study conducted every three years or as otherwise appropriate.  In years in which the Committee engages a consultant to compile a new peer group study, the Committee utilizes the peer group median compensation as a primary factor in determining annual target compensation for named executive officers.  In other years, the Committee utilizes the most recent peer group median compensation provided by its consultant and extrapolates by using an applicable percentage multiple (generally based on inflation and the increase given to Company employees overall).

The target compensation amount is payable only to the extent target performance measures are met, and to the extent target performance measures related to the cash bonus and performance units are not met or are exceeded, the executives’ total compensation packages would be below or above the peer group median.  Notwithstanding the foregoing, the Committee retains the discretion to give bonuses outside the Company’s annual cash incentive bonus plan, make equity grants other than performance units, and to provide other compensation which would negate the foregoing.  Historically, the Committee has not utilized such discretion.

The Company will clarify the foregoing in future filings.

5.               Please explain supplementally, with a view toward future disclosure, why the annual incentive cash bonus is based on achievement of an adjusted EBITDA target, while the performance unit awards appear to be based on an unadjusted EBITDA target, and explain how you calculate EBITDA for purposes of the performance unit awards.

In fiscal 2007, the performance unit awards were based on the achievement of an EBITDA target and the annual incentive cash bonus under the Company’s Management Incentive Plan (the “MIP”) was based on the achievement of an adjusted EBITDA target.  The Company utilizes different performance measures for these compensation elements in order to focus on two different performance objectives.  The EBITDA target is based on the Company’s budget for the applicable fiscal year and therefore intended to motivate employees to satisfy and to improve upon Company expectations.  On the other hand, the adjusted EBIDTDA target related to the MIP is based on budgeted EBITDA and various subjective factors.  While the subjective factors vary from year to year, the Adjusted EBITDA measure is set at a level that is significantly more difficult to satisfy than the performance unit measure and is intended, at a minimum, to motivate employees to improve upon the Company’s prior year performance.

The Company will clarify the foregoing in future filings.

Acknowledgement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2378 should you have any questions.

Sincerely,
/s/ LINDA N. GUERRERA
Linda N. Guerrera
Vice President - Controller

cc:	Errol Sanderson
Securities and Exchange Commission

Michael Ben
Honigman Miller Schwartz and Cohn LLP